Fourth Quarter and Full Year 2021 Earnings Call February 23, 2022 Exhibit 99.2

Certain statements contained in this presentation may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. This presentation may contain “forward-looking statements” with respect to our business, results of operations and financial condition, and our expectations or beliefs concerning future events and conditions. You can identify forward-looking statements because they contain words such as, but not limited to, “believes,” “expects,” “may,” “should,” “approximately,” “anticipates,” “estimates,” “intends,” “plans,” “targets,” likely,” “will,” “would,” “could” and similar expressions (or the negative of these terminologies or expressions). All forward-looking statements involve risks and uncertainties. Many risks and uncertainties are inherent in our industry and markets, while others are more specific to our business and operations. These risks and uncertainties include, but are not limited to: market competition; economic downturn; disruption to business operations, including the length and magnitude of disruption resulting from the global COVID-19 pandemic; the inability to meet customer demand and quality requirements; the loss of key customers, suppliers or other business relationships; supply disruptions; excessive inflation; the capacity and effectiveness of our hedging policy activities; the loss of key employees; levels of indebtedness which could limit our operating flexibility and opportunities; and other risk factors set forth under the heading “Risk Factors” in our Annual Report on Form 20-F, and as described from time to time in subsequent reports filed with the U.S. Securities and Exchange Commission. The occurrence of the events described and the achievement of the expected results depend on many events, some or all of which are not predictable or within our control. Consequently, actual results may differ materially from the forward-looking statements contained in this press release. We undertake no obligation to update or revise any forward-looking statement as a result of new information, future events or otherwise, except as required by law. Forward-looking statements

Non-GAAP measures This presentation includes information regarding certain non-GAAP financial measures, including Adjusted EBITDA, Adjusted EBITDA per metric ton, Free Cash Flow and Net debt. These measures are presented because management uses this information to monitor and evaluate financial results and trends and believes this information to also be useful for investors. Adjusted EBITDA measures are frequently used by securities analysts, investors and other interested parties in their evaluation of Constellium and in comparison to other companies, many of which present an adjusted EBITDA-related performance measure when reporting their results. Adjusted EBITDA, Adjusted EBITDA per Metric Ton, Free Cash Flow and Net debt are not presentations made in accordance with IFRS and may not be comparable to similarly titled measures of other companies. These non-GAAP financial measures supplement our IFRS disclosures and should not be considered an alternative to the IFRS measures. This presentation provides a reconciliation of non-GAAP financial measures to the most directly comparable GAAP financial measures. We are not able to provide a reconciliation of Adjusted EBITDA guidance to net income, the comparable GAAP measure, because certain items that are excluded from Adjusted EBITDA cannot be reasonably predicted or are not in our control. In particular, we are unable to forecast the timing or magnitude of realized and unrealized gains and losses on derivative instruments, metal lag, impairment or restructuring charges, or taxes without unreasonable efforts, and these items could significantly impact, either individually or in the aggregate, our net income in the future.

Jean-Marc Germain Chief Executive Officer

Ø Shipments: 385kt (+3% YoY) Ø Revenue: €1.7 billion (+37% YoY) Ø Net income: €7 million Ø Adj. EBITDA: €147 million (+33% YoY) Ø Cash from Operations: €118 million Ø Free Cash Flow: €14 million Ø Redeemed $200 million of 5.875% Senior Notes due 2026 Adjusted EBITDA and Free Cash Flow Exceeded Guidance Range Q4 2021 Highlights

Ø Safety: Delivered best in class safety performance; recordable case rate(1) of 1.9 in 2021 Ø Shipments: 1.6 million tons (+10% YoY) Ø Revenue: €6.2 billion (+26% YoY) Ø Net income: €262 million Ø Adj. EBITDA: €581 million (+25% YoY) Ø Cash from Operations: €357 million Ø Free Cash Flow: €135 million Ø Leverage: 3.4x at December 31, 2021 Strong Performance in 2021; Record Adjusted EBITDA and Solid Free Cash Flow Generation FY 2021 Highlights Adjusted EBITDA Exceeded 2019 Levels (1) Recordable case rate measures the number of fatalities, serious injuries, lost-time injuries, restricted work injuries, or medical treatments per one million hours worked € millions

Peter Matt Chief Financial Officer

Adjusted EBITDA Bridges Q4 2021 vs. Q4 2020 € millions +33% FY 2021 vs. FY 2020 € millions +25%

Q4 2021 Performance Packaging & Automotive Rolled Products Q4 2021 Q4 2020 Var. Shipments (kt) 272 271 —% Revenue (€m) 1,037 745 39% Adj. EBITDA (€m) 88 82 7% Adj. EBITDA (€ / t) 323 302 7% Q4 Adjusted EBITDA Bridge € in millions Ø Adjusted EBITDA of €88 million Ø Weaker mix with higher packaging and lower automotive shipments Ø Solid cost control as favorable metal costs offset higher operating costs Ø Favorable FX translation FY Adjusted EBITDA Bridge € in millions

Q4 2021 Performance Aerospace & Transportation Q4 2021 Q4 2020 Var. Shipments (kt) 53 43 24% Revenue (€m) 321 214 50% Adj. EBITDA (€m) 30 13 142% Adj. EBITDA (€ / t) 579 296 95% Ø Adjusted EBITDA of €30 million Ø Higher TID shipments; aerospace shipments flat YoY Ø Improved price and mix Ø Higher operating costs Ø Favorable FX translation Q4 Adjusted EBITDA Bridge € in millions FY Adjusted EBITDA Bridge € in millions

Q4 2021 Performance Automotive Structures & Industry Q4 2021 Q4 2020 Var. Shipments (kt) 60 60 1% Revenue (€m) 362 299 21% Adj. EBITDA (€m) 31 22 45% Adj. EBITDA (€ / t) 519 360 44% Ø Adjusted EBITDA of €31 million Ø Higher industry shipments, largely offset by lower automotive shipments Ø Improved price and mix Ø Higher operating costs Q4 Adjusted EBITDA Bridge € in millions FY Adjusted EBITDA Bridge € in millions

Continuing Our Focus on Cost Control in Current Inflationary Environment

Q4 Impacts

- Experienced more significant inflationary pressures in Q4 than prior quarters
- Cost of alloying elements like magnesium modestly higher given contracts
- Non metal costs higher versus last year, particularly:
  - Labor
  - Energy
  - Maintenance
  - Transportation
- Solid cost performance by businesses
  - Cost flex in Q4 inline with internal expectations

Looking Forward - 2022

- Expect inflationary pressures to increase in the near-term
- Metal supply remains tight - largely secured by long-term contracts
- Alloying costs significantly higher - not currently concerned about supply
- Energy costs up materially, particularly in Europe; hedging strategy provides some protection
- Working hard to mitigate higher costs
  - Horizon 2022 initiatives, including structural cost reductions, increased efficiency, and reduced input consumption
  - Many existing contracts have inflationary protections (i.e. PPI inflators)
  - Signing new contracts with better pricing and better protections

Inflation is significant, but manageable - largely offset by improved pricing and our relentless focus on cost control

Constellium

Fourth Quarter 2021 – Earnings Call 12

Free Cash Flow

	FY 2021	FY 2020
Net cash flows from operating activities	357	334
Purchases of property, plant and equipment, net of grants	(222)	(177)
Other investing activities	—	—
Free Cash Flow	**135**	**157**

2021 Free Cash Flow Highlights

- Free Cash Flow of €135 million
  - Despite both significant working capital build as shipments rebounded and higher capex
- Consistent Free Cash Flow generation
  - >€460 million of Free Cash Flow generated since 2019

Consistent FCF Generation



€ in millions
100
75
50
25
0
-25
-50
Q1 2019
Q2 2019
Q3 2019
Q4 2019
Q1 2020
Q2 2020
Q3 2020
Q4 2020
Q1 2021
Q2 2021
Q3 2021
Q4 2021

Current 2022 Expectations

- Free Cash Flow: >€150 million
  - Capex: ~€250-260 million
  - Cash interest: ~€100 million
  - Cash taxes: ~€20-25 million

Constellium

Fourth Quarter 2021 – Earnings Call 13

Ø Leverage at 3.4x, a multi-year low Ø Redeemed $200 million of 5.875% Senior Notes due 2026 Ø 2021 actions reduced cash interest run-rate by ~€38 million annually Ø No near-term bond maturities Ø Gradually reducing excess liquidity added during the pandemic Reduced gross debt by >€260 million YoY; leverage at 3.4x and expected to head lower € in millions Net Debt and Leverage Maturity Profile* Liquidity € in millions € in millions Leverage: Net Debt / LTM Adjusted EBITDA Debt / Liquidity Highlights * Does not include State Loans Net Debt and Liquidity

Jean-Marc Germain Chief Executive Officer

Demand generally remains very strong; we are benefiting from sustainability driven, secular growth trends across many of our end markets End Market Updates Market Commentary % of Revenue Packaging Strong market in North America and in Europe Focus on sustainability driving increased demand for aluminium cans Mid-single digit annual demand growth supported by can-maker capacity additions in both North America and Europe 43% Automotive Lightweighting megatrend driving increased demand for rolled and extruded products; fleet electrification trend gaining momentum Consumer demand for luxury cars, light trucks, and SUVs remains strong; dealer inventories are low Demand uncertainty to continue in 1H 2022 as a result of the semiconductor shortage; expecting improvement in 2H 2022 26% Aerospace Supply chain optimism increasing; destocking appears largely complete Major OEMs have announced build rate increases; expect YoY growth in shipments in the coming quarters Long-term trends expected to remain intact, including increased passenger traffic and higher build rates for single aisle aircraft 6% Other Specialties Transportation, Industry and Defense (Rolled): North America: Strong demand Europe: Strong demand Industry (Extrusions): Europe: Strong demand 25%

Key Messages and Guidance

Strong performance in 2021

- Record Adj. EBITDA that surpassed 2019 level despite a number of challenges
- Solid operational performance, strong cost control, and consistent Free Cash Flow generation
- Leverage of 3.4x at year-end, a multi-year low

Substantial opportunities from sustainability megatrends

- Increasing our recycling footprint, including our investment in a European recycling center with ~130kt capacity
- Circular economy: infinitely recyclable aluminium packaging
- Lightweighting, reducing emissions, and improving safety in transportation
- Electrification of the automotive fleet

Well-positioned to deliver another strong performance in 2022

- Packaging and industrial markets remain strong; starting to see signs of recovery in aerospace, and auto expected to improve in 2H 2022
- Inflation remains manageable, and to a large extent offset with improved pricing
- Substantial value creation opportunities remain longer term — planting the seeds for future growth and profitability

Targets
2022 Adjusted EBITDA: €600 to €620 million
2022 Free Cash Flow: >€150 million
Medium-Term Leverage: 2.5x

Focused on executing our strategy and increasing shareholder value

Constellium

Fourth Quarter 2021 – Earnings Call 17

Q&A

Appendix

Reconciliation of Net Income to Adjusted EBITDA Three months ended December 31, Year ended December 31, (in millions of Euros) 2021 2020 2021 2020 Net income / (loss) 7 26 262 (17) Income tax expense / (benefit) 2 (5) 55 (17) Income / (loss) before tax 9 21 317 (34) Finance costs - net 41 35 167 159 Income from operations 50 56 484 125 Depreciation and amortization 72 63 267 259 Impairment of assets — 29 — 43 Restructuring costs — — 3 13 Unrealized losses / (gains) on derivatives 32 (17) (35) (16) Unrealized exchange gains from the remeasurement of monetary assets and liabilities – net — — (1) (1) Losses / (gains) on pension plan amendments 30 — 32 2 Share based compensation costs 4 4 15 15 Metal price lag (43) (25) (187) 8 Start-up and development costs — — — 5 Losses on disposal 2 2 3 4 Other — (1) — 8 Adjusted EBITDA 147 111 581 465

Free Cash Flow Reconciliation (in millions of Euros) Three months ended December 31, Year endedDecember 31, 2021 2020 2021 2020 Net cash flows from operating activities 118 71 357 334 Purchases of property, plant and equipment (104) (44) (232) (182) Property, plant and equipment grants received — 1 10 5 Free Cash Flow 14 28 135 157

(in millions of Euros) December 31, 2021 September 30, 2021 June 30, 2021 March 31, 2021 December 31, 2020 Borrowings 2,129 2,282 2,257 2,325 2,391 Fair value of net debt derivatives, net of margin calls (1) 5 9 25 42 Cash and cash equivalents (147) (323) (290) (342) (439) Net Debt 1,981 1,964 1,976 2,008 1,994 LTM Adjusted EBITDA 581 545 528 439 465 Leverage 3.4x 3.6x 3.7x 4.6x 4.3x Net Debt Reconciliation

Reconciliation of Net Income to Adjusted EBITDA Twelve months ended (in millions of Euros) December 31, 2021 September 30, 2021 June 30, 2021 March 31, 2021 December 31, 2020 Net income / (loss) 262 281 202 62 (17) Income tax expense / (benefit) 55 48 35 2 (17) Income / (loss) before tax 317 329 237 64 (34) Finance costs - net 167 161 164 169 159 Income from operations 484 490 401 233 125 Depreciation and amortization 267 258 255 256 259 Impairment of assets — 29 38 43 43 Restructuring costs 3 3 5 14 13 Unrealized gains on derivatives (35) (84) (70) (97) (16) Unrealized exchange gains from the remeasurement of monetary assets and liabilities - net (1) (1) (3) (5) (1) Losses on pension plan amendments 32 2 2 2 2 Share based compensation costs 15 15 14 15 15 Metal price lag (187) (169) (117) (37) 8 Start-up and development costs — — 1 3 5 Losses on disposals 3 3 4 4 4 Other — (1) (2) 8 8 Adjusted EBITDA 581 545 528 439 465

Borrowings Table

(in millions of Euros)	Nominal Value in Currency		Nominal Rate	At December 31, 2021 Nominal Value in Euros	(Arrangement fees)	Accrued Interests	Carrying Value	At December 31, 2020 Carrying Value
Secured Pan-U.S. ABL (due 2026)	$	—	Floating	—	—	—	—	—
Secured U.S. DDTL (expired in 2021)	$	—	Floating	—	—	—	—	—
Secured PGE French Facility (due 2022)	€	180	Floating	180	—	—	180	180
Secured German Facility (expired in 2021)	€	—	2.000%	—	—	—	—	—
Secured Inventory Facility (due 2023)	€	—	Floating	—	—	—	—	—
Senior Unsecured Notes								
Issued May 2014 and due 2024	$	400	5.750%	—	—	—	—	325
Issued February 2017 and due 2025	$	650	6.625%	—	—	—	—	534
Issued November 2017 and due 2026	$	300	5.875%	265	(3)	6	268	411
Issued November 2017 and due 2026	€	400	4.250%	400	(4)	6	402	401
Issued June 2020 and due 2028	$	325	5.625%	287	(4)	1	284	260
Issued February 2021 and due 2029	$	500	3.750%	441	(7)	4	438	—
Issued June 2021 and due 2029	€	300	3.125%	300	(5)	5	300	—
Unsecured Revolving Credit Facility (expired in 2021)	€	—	Floating	—	—	—	—	—
Unsecured Swiss Facility (due 2025)	CHF	15	1.175%	14	—	—	14	18
Unsecured German Facility (expired in 2021)	€	—	2.120%	—	—	—	—	—
Lease liabilities				182	—	1	183	195
Other loans				59	—	1	60	67
Total Borrowings				**2,128**	**(23)**	**24**	**2,129**	**2,391**
Of which non-current							1,871	2,299
Of which current							258	92

Constellium

Fourth Quarter 2021 – Earnings Call 24